BERKLEY RESOURCES INC.

2005 Annual Report

KEY OBJECTIVES AND PROFILE

BERKLEY RESOURCES OPERATES UNDER TWO PRIMARY OBJECTIVES:

1)    Become an integrated, mid-tier player in the North American oil and gas industry.
2)    Enhance fundamental, long-term value for shareholders.

Under a growth initiative established in 2003, Berkley assembled a new management team with in-depth business knowledge and international experience in oil and gas, geology, engineering and finance. Berkley is a diversified resource and development company with offices in Calgary, Alberta and Vancouver, British Columbia. Over the last three years we have acquired large oil and gas properties and worked specifically to bring Berkley closer to its 1,000-barrel-per-day goal.

Shares Traded:    TSX Venture Exchange, Symbol BKS
                                        OTCPK, Symbol BRKDF
                                        Frankfurt/Berlin-Bremen, Symbol WKN 871666

E-mail:                           ir@berkleyresources.com

Website:                        www.berkleyresources.com

AT A GLANCE

-  Over 40 oil and gas wells on five properties.
-  Planning to drill 11-15 new wells over the next 12 months.
-  Sixteen-year operating history in Alberta’s rich oil and gas fields.
-  Proven reserves of 185,850 BOE.
-  New management pursuing aggressive expansion in Western Canada.
-  2005 revenue $1,647,324 (2004: $1,099,418).
-  Cash and cash equivalents of $3.5 million (February 2006).
-  Property rental asset base and revenue.

FINANCIAL HIGHLIGHTS

	2005		2004		Change
	$		$		%
Production revenue		1,405,858		866,811		+62.5
Rental property revenue		238,466		232,607		+2.5
Total revenue		1,647,324		1,099,418		+49.9
Net Income (Loss)*		(1,922,458)		(729,034)		-62.1
Assets		8,591,350		6,759,346		+27.1
Shareholders' equity		6,105,485		4,747,715		+28.6

* Includes $1,400,000 write-down of oil and gas properties.

Vancouver: head office and commercial real estate	Calgary: operations office; oil & gas wells and exploration.

Almost all of Berkley’s production comes from seven discrete areas. Three are natural gas, three produce oil and one is a combination of oil and gas. Five areas have produced for several years, while Senex and Brazeau are new developments.

THREE KEY MANDATES

1	Use Our Long-standing and Valuable Contacts

Berkley’s management enjoys strong, established contacts in the Western Canadian resource community. These long-standing relationships would require significant investment and time to replicate. As such, we will use these assets to become an integrated and significant player in the oil and gas industry.

2	Expand via Further Joint Ventures and Cost-sharing

Considering the world’s current historically high demand for oil and gas, we intend to expand Berkley’s oil and gas production through additional joint venture partners or purchase-and-cost-sharing agreements with other junior and mid-tier companies.

Berkley’s typical joint venture profile includes:

1)    ownership of at least 15% of each project;

2)    favorable risk/reward ratios;

3)    working with experienced operators who have their own cash invested.

3	Diversify Oil and Gas Income

Management is investigating a number of ways to diversify Berkley’s oil and gas interests, which include looking at possible targets in different income streams in oil-and-gas-related fields.

FROM THE EXECUTIVE CHAIRMAN AND C.E.O.

I take great pleasure in presenting Berkley Resources’ annual report for the fiscal year 2005. As this report goes to press, we find ourselves in one of the strongest resource markets in history with oil and gas prices near historic high levels.

While this very fortunate situation allows us to generate greater revenues, it also creates new challenges. Most importantly, we’re competing with more firms looking to acquire oil and gas leases in Western Canada.

Amidst these changing industry dynamics, we continue to develop Berkley Resources with a long-term vision based on growth through integration and the drill bit. We have acquired prime land in Western Canada for exploration, we have oil and gas production providing cash flow, and we are investigating a number of opportunities that allow us to expand and participate in other segments of the energy market. Looking ahead, we intend to build a more balanced asset base that provides stability and exposure to a broader-based income stream.

World Market Dynamics

Current energy market dynamics are a result of oil and gas consumption far outstripping production from OPEC, and we believe the pricing power will remain in favor of producers and suppliers for some time to come.

Today, the world oil market is characterized by:

1)	increased demand for oil and gas by industrialized countries competing with developing countries (such as China and India) for scarcer resources;

2)	higher prices due to political and terror issues impacting OPEC supplies.

Canada Increasingly Important to U.S. Supply

Canada is becoming increasingly important to the United States for its energy needs. In February of 2006, the United States Energy Information Agency (EIA) certified that the largest petroleum suppliers to the United States in February were Canada (2,262,000 bbls/day), Venezuela (1,475,000 bbls/day), Saudi Arabia (1,451,000 bbls/day) and Nigeria (1,377,000 bbls/day). These five countries accounted for 75% of U.S. petroleum imports.

Because of Canada’s location and political stability, the U.S. will look north even more for its oil and gas, particularly as the Middle East, Venezuela and Nigeria present political challenges to U.S. purchase agreements.

Western Canada and Berkley Expertise

Significant oil and gas resources remain unexploited in Western Canada, and Berkley will use its experience, contacts and expertise in this region to grow via increased oil and gas production along with other industry ventures.

Competition From Cash-Rich Firms

Our strategy all along has been to expand through acquisitions and drilling. However, competition from much larger, cash-rich firms has dramatically driven up prices for exploration prospects. We have seen prices increase ten-fold or more in a short period. Hundreds of companies—from the largest international conglomerates to the smallest start-ups—have descended upon Alberta and Saskatchewan in search of new discoveries. This situation has made growth through acquisitions extremely challenging.

Opportunities Still Available

Nonetheless, we continue to analyze and evaluate various potential opportunities. We believe we can continue to expand our oil and gas production via joint venture partners or purchase and costs sharing arrangements with other junior and mid-tier oil and gas players.

Land Holdings Nearly Tripled at Senex

For example, we were able to nearly triple our land holdings at Senex in 2005, acquiring some extremely prospective ground with intriguing 3D seismic readings. Similar opportunities exist, and we are working hard to find and acquire them.

Focus on Growth Through the Drill Bit

For now, we will focus on growth through the drill bit. Fortunately, at least two of our projects—Senex and Crossfield—offer significant upside potential as we embark on major drilling programs at both locations. These projects hold the potential for major discoveries over the next few years. In fact we hit four successful wells at Senex in the fourth quarter of 2005 and first quarter 2006, with more drilling planned from August 1, 2006.

Balancing Oil and Gas Income

Considering current market conditions, management has developed an additional hedging strategy for long-term value. This means we intend to balance Berkley’s oil and gas income stream with other industry-related revenue.

Currently we are investigating oil-and-gas-related acquisitions in the U.S. and Canada. In closing, I’m proud of what we’ve accomplished with Berkley over the last three years. We’re working hard with a long-term perspective toward significant growth and profitability down the road. I strongly believe it is only a matter of time before Berkley’s shareholders enjoy substantial returns on their investment.

I’m most grateful to our team of employees, management, directors and consultants for sharing this long-term vision and working very hard to achieve it.

Matt Wayrynen

Executive Chairman and Chief Executive Officer

FROM THE PRESIDENT AND C.O.O.

Under a key mandate established in 2004, we continued participating in oil and gas projects while maintaining no less than a 15% interest in each operation. With this framework firmly established, 2005 became a busy period for Berkley. We participated in four distinct projects that delivered plenty of highs and lows on results, concluding with a positive report that moved us strongly into 2006.

Over the past year, we focused on three primary projects in Alberta: Senex, Sturgeon Lake and Crossfield West. Following are brief summaries of our work at these sites in 2005.

New Opportunities at Senex

We completed our first 3D seismic at Senex in the first quarter. This survey outlined a number of identifiable opportunities. During the middle of the year, we saw our partners in the Senex project change with all being purchased by a well-funded private group called OneFour Energy. This transaction gave OneFour an 80% interest with Berkley holding the remaining 20%. Berkley also had the option of selling to OneFour, but based on the 3D seismic and what we believed to be a number of very good prospects, we opted out and held our 20% interest.

Four Holes at Senex Successful

Following a detailed review of the first quarter 3D seismic program, our partners at Senex identified a number of strong targets. Drilling in the last quarter was very successful as all four drills came up winners. Two are producing oil wells and two are potential gas wells. The difficulty of finding rigs to complete the additional drilling targets limited us to completing only four more holes, but three of the four were successful.

Holdings Expanded Significantly

We also worked hard to acquire much more land at Senex. Through successful bidding at land sales and land swaps, we increased our Senex land position to just under 47 sections (from 14 sections in November, 2005). We have completed two more 3D seismic programs and another is scheduled for the summer of 2006. We view Senex as a major play for Berkley.

Sturgeon Lake Drilling Comes up Short

Sturgeon Lake was another prospect where we held high hopes. The results, however, did not materialize. We drilled to a depth of approxi-mately 10,000 feet during November. This test well found no oil or gas in commercial quantities and was abandoned. We continue to evaluate Sturgeon Lake, however it appears that further drilling will not be warranted.

Permitting for Drilling at Crossfield West

Our other major project, Crossfield West, is on target to be drilled by March, 2007. We are moving successfully through the permitting process, and with the recent acquisition of adjacent sections by large players like BP Canada, Crossfield West will become an exciting opportunity in 2006. We believe this project can evolve into a very large sour gas play, and we are working diligently to bring it to the drilling stage.

Initial Success at Brazeau, Then a Writedown

A major gas hit at our Brazeau project in the first quarter produced an average of four million cubic feet of gas per day (4.00mmcf/d). We sustained the rate for a period of 100 days until pressure of the reserve allowed water to enter and overrun production. The company decided to write down this property fully at year-end. We remain interested in the play, however, and will continue to monitor and review opportunities.

Many New Drill Targets for 2006

We are considering many more drill targets for the upcoming 2006 summer drill program, with 11 identified to date. Our primary commitment for 2006 is to follow up on these targets. We have set a goal for Berkley to be producing in excess of 1,000 barrels per day within 12 months of this report, and we believe the Senex project—with its large oil and gas play—can get us there.

Financing Provides C$3.8 million

The year also saw us shore up our capital needs with a successful financing of $3.8 million, consisting of flow-through and non flow-through shares. This financing provided the funds to complete the winter drilling program, construct a battery for oil collection, acquire 33 more sections and complete two more 3D seismic programs covering 11 sections.

Current cash flow from increased Senex production, combined with funds from the financing, will allow us to begin our summer drilling program.

The excitement at the conclusion of 2005 has carried through into 2006, and we believe it will build into a very successful year. Shareholders will see Berkley significantly increase its oil and gas production over 2005, and with that success see the real value of the company emerge.

Lindsay Gorrill

President and Chief Operating Officer

BERKLEY RESOURCES INC.
Management’s Discussion and Analysis
For the Year Ended December 31, 2005

Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of the operations, results and financial position of Berkley Resources Inc. (the “Company”) for the year ended December 31, 2005 should be read in conjunction with the December 31, 2005 annual financial statements and the related notes. The effective date of this report is April 25, 2006.

Forward Looking Statements

Except for historical information, the Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Description of Business

The Company’s principal business activities are the acquisition, development, exploration, production and marketing of petroleum and natural gas reserves in Alberta and Saskatchewan. The Company also has real estate holdings. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol BKS and on the Frankfurt Stock Exchange under the symbol W80 and WKN 871666.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental. An overview analysis by segment is as follows:

Oil and Gas

The Company has continued to pursue quality projects with experienced partners in high opportunity areas. This approach has provided an overall good result, however individual projects will range from very good (Senex Area) to disappointing (Sturgeon Lake) to challenging (Brazeau Area). New prospect development is highly competitive as established operators are cash rich as a result of record high oil and gas prices while at the same time unwilling to do farmout or joint venture deals, preferring to keep for themselves any reasonably drill-worthy prospect. Accordingly, the Company will put its primary efforts into fully developing its existing projects and enhancing its representation in new projects now underway such as Crossfield, Alberta.

The Company presently holds working interests in approximately 40 oil and gas wells in Alberta and Saskatchewan with its working interests ranging from 1% to 35%. Efforts continue to purge the Company’s asset base of minor interest properties which will enable the Company to focus on higher interest opportunities. Generally the Company does not operate joint interest ventures; however Crossfield, Alberta is an exception where the Company holds the largest interest at 35%. Presently almost all of the Company’s production comes from five discrete areas. Four areas have been producing for several years (Dollard, Leduc, Carbon and John Lake) while one project (Senex), which has both oil and gas are new developments.

Oil and Gas Industry Overview

2005 saw a 38% increase in the average price paid for West Texas Intermediate (WTI) oil over that paid during 2004 while natural gas prices at the AECO hub in Alberta increased 34%. The average price received for natural gas during 2005 was about Cdn. $8.73 per thousand cubic feet (mcf) which followed an average price of $6.50 for 2004. Natural gas prices reached over Cdn. $13.00/mcf during the fourth quarter 2005.

Oil prices opened on January 1, 2005 at U.S. $43.65 per barrel for WTI and rose steady throughout 2005 to close December 31, 2005 at $60.00. The average 2005 full year price for WTI was over U.S. $56.65 per barrel compared to $41.00 for 2004. Natural gas opened the year 2005 at Cdn. $6.30 per thousand cubic feet (mcf) and closed December 31, 2005 at $9.45. The full year average for 2005 was about Cdn. $8.73/mcf. The first quarter 2005 has seen oil prices exceed U.S. $70.00 per barrel for WTI while natural gas prices have fallen back near Cdn. $8.00/mcf at the AECO hub.

The combination of high natural gas prices and very strong oil prices during 2005 again provided large amounts of unbudgeted cash flow to producers. This strong cash flow again kept Income Trust Funds operating at a high activity level as it did for all senior producers. The inevitable shortage of available on-line production saw Income Trust Funds continue the merger process as a means of maintaining production levels whereas junior and mid-sized firms turned to the drill bit to develop new reserves. This combination saw on-line production being purchased at very high prices, if and when available, and drilling and operating costs reaching record highs, if and when equipment and services were available. These pressures are expected to continue into 2006 which will call for diligent attention to forward planning by the Company.

Overall, 2005 was highly active on several fronts. Again it was a difficult atmosphere in which to do business. Although 2006 has started off as a continuation of 2005 the Company is well positioned to operate in this dynamic milieu and to develop new opportunities from the grassroots.

Company Activity

The Company experienced mixed results in its drilling program during 2005. Its 15% participation in the Sturgeon Lake project combined with its 12.50% farmout portion was the correct balance for this high-risk high-opportunity prospect. Unfortunately the test well was not successful and this project has been abandoned. The Brazeau project lived-up to its initial promise for 100 days by producing an average of four million cubic feet of gas per day (4.00 mmcf/d) before the otherwise often beneficial fracture system in the Nisku formation opened itself up to the underlying water which then overpowered the gas production from a depth of 11,500’. The Company considers it unlikely that any curative work can be done economically and therefore it has taken a full write-down of the gas reserves allocated at year-end 2004 which it now considers to be ‘stranded’. These projects were offset by the success and opportunity at Senex and Crossfield respectively as follows:

a.    Senex Area, Alberta (Townships. 92/93, Ranges 6/7 W5M);

The Company (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have increased their land holdings in this Area to 46.25 sections. The lands now contain eight wells completed as producers or potential producers: two are shallow gas completions; three are completed as pumping oilwells; two are cased as potential oilwells and one is a strong flowing oilwell capable of producing up to 500/600 barrels/day but currently being produced at 200/300 barrels/day while production facilities are being constructed. The one non-producing well drilled on the lands will be used to provide water disposal capabilities for the production facility.

None of the producing oilwells has any significant water production at this time, however the flowing oilwell is expected to gradually produce an increasing amount of water. Also the Company and its partner have a seven to eleven well follow-up program planned based on the success of this well with drilling to commence in August 2006. The 3-D seismic program conducted in January 2005 and extended during the first quarter of 2006, provides strong support for the proposed follow-up drilling program. While operators are restricted for environmental reasons from drilling in this Area until August, the Company and its partner are planning an aggressive 3-D seismic supported drilling program from August 2006 through March 2007 particularly in relation to developing the shallow gas and extension drilling related to the deeper flowing oilwell prospect.

b.    Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The licensing process to drill this sour-gas prospect is well underway. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections; however major competition has entered the immediate area of our lease block with an undisclosed party paying over three million dollars for near and adjacent leases at the March 22, 2006 Alberta Crown Sale. BP Canada added $532,000 for a one section parcel diagonally offsetting our lands. The highest price paid at the Sale was for a one section lease laterally adjoining our block where a broker paid $770,304 ($3,009/hectare). We do not know the identity of the purchaser nor its willingness to do a joint venture. Regardless, the Company and its partners will continue to move ahead with our own drilling plans.

Production Acquisitions

High oil and gas prices have provided the larger oil and gas producers with huge amounts of cash which they are now using to purchase on-line production as well as conduct aggressive drilling programs. 2005 was the first time in several years that conventional oil and gas companies have been able or willing to compete with Income Trust Funds for on-line production. The ever increasing prices paid for on-line production and the threat of increasing interest rates plus the Federal Government’s announced intent to level the playing field for dividend paying companies has cooled-down Income Trust Funds to some degree or moved them to consider merger opportunities. Also Income Trust Funds must by design, distribute large amounts of their cash to unit holders. These distributions do not seem to be finding their way back to Industry as quickly as in the past thus opening the field to cash strong conventional operators. The Company continues its watch for on-line production that may be found below the radar of both Income Trust Funds and cash strong mid-sized operators; however these opportunities are very few.

Summary

The Company has been successful in developing new projects which offer significant upside opportunities. The Senex project offers a long-range exploitation opportunity that could occupy the Company’s attention well into the future. The Crossfield project is a worthy venture in its own right, however when these are added to other existing projects, management believes the Company must be seen as having placed itself in a very opportune position to add shareholder value both in the short and long terms.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material aspects the building achieved breakeven on an operating and cash flow basis. With the addition of a new mortgage on the building in 2005, in order to expand the company’s oil and gas opportunities, the building currently is running at a cash flow deficit of approximately $42,000.  The Company believes that it will be able to pay down this mortgage from future oil and gas revenues in order to bring this asset cash flow positive in 2007.

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2005		December 31, 2004		December 31, 2003
	$		$		$
Total revenues		1,647,324		1,099,418		844,732
Loss for the year		(1,922,458)		(729,034)		(255,456)
Loss per share		(0.20)		(0.10)		(0.04)
Total Assets		8,591,350		6,759,346		3,615,691
Total Liabilities		2,485,865		2,011,631		847,724
Working Capital (Deficit)		(99,421)		(1,039,862)		(280,293)

The increase in total revenues of $547,906 over the 2004 fiscal year is primarily due to an increase of $542,047 in oil and gas revenue. The increase in total assets from 2004 to 2005 was largely due to the Company raising cash through private placement financing and to a lesser extent, developing new oil and gas properties during 2005. Expansion of new oil and gas properties was actually $2,615,351 net however a write-down of $1,400,000 and amortization and depletion of $665,500 reduced the increase to total assets. Overall there was an increase of $1,372,266 in current assets compared to an increase of $459,738 in other assets. The write-down to oil and gas properties was also the reason for the increase in loss of $1,193,424 for fiscal 2005 compared to fiscal 2004. Total liabilities increased by $474,234 in fiscal 2005 due to the Company acquiring a loan of $1,500,000 from IMOR Capital Corp. Proceeds from this loan helped reduce accounts payable and accrued liabilities by $1,169,182 during the same period.

Results of Operations

Three months ended December 31, 2005 (“Q4-2005”) compared with the three months ended December 31, 2004 (“Q4-2004”).

Oil and gas

Oil and gas revenue was $271,004 for Q4-2005 compared to $263,590 for the same period in 2004, an increase of $7,414. This increase was due to a slight increase in production. The production expenses for Q4-2005 were higher at $1,870,714 compared to $332,034 for 2004 and are a direct result of a $1,400,000 write-down of oil and gas properties recorded at year end and an increase of $123,400 in amortization and depletion charges. There was a net loss of $1,599,710 for the fourth quarter of 2005 compared to a net loss of $68,444 reported for the same period in 2004. Operating costs increased from $159,220 in Q4-2005 to $141,969 in Q4-2004, an increase of $17,251. The demand for labour, services and equipment continues to put upward pressure on prices.

Real estate

There was a net rental loss of $14,706 for Q4-2005 compared with net rental loss of $2,886 for Q4-2004. Operating costs actually decreased by $27,598 in Q4-2005 but this was due to timing differences and year-end adjusting entries that caused Q4-2004 operating costs to be higher than usual. The net rental loss was higher in Q4-2005 because of an adjustment concerning interest charges that was made at year end. Otherwise, the period would approximately have broken even. The building had slightly higher occupancy in Q4-2005 than it had in Q4-2004 and the resulting increase in rental revenue was $3,322.

Head office - general and administrative expenses

General and administrative expenses totaled $351,700 for Q4-2005 compared with $398,795 for Q4-2004. The decrease of $47,095 is due to a combination of cost increases and decreases. Increases of $27,664 in administrative, office services and premises expenses, $59,182 in consulting and management fees and $3,427 in finance fees on debt were more than offset by decreases of $104,069 in stock-based compensation, $28,097 in professional fees and $7,347 in filing and transfer agent fees. The Q4-2005 increase in administrative, office services and premises expenses is primarily due to increased personnel and travel costs and an increase in the percentage of the costs that the Company is responsible for in regards to a cost sharing agreement with a company that provides the administrative services. The increase in consulting and management fees are attributed to bonuses paid out to Directors at year-end. The decrease in professional fees was due to very little legal costs occurring in Q4-2005 compared to Canadian and U.S. legal services that occurred in Q4-2004 in regards to general matters and preparation of 20-F filing requirements.

Loss for the period

Loss for Q4-2005 was $1,381,456 compared with a loss of $471,083 for Q4-2004, an increase of $910,373. As noted earlier there was a significant increase in oil and gas amortization and depletion charges in conjunction with the oil and gas properties write-down which are the reasons for the significant increase in loss.

Twelve months ended December 31, 2005 (“YTD-2005”) compared with the twelve months ended December 31, 2004 (“YTD-2004”).

Oil and gas

In total, there was a net oil and gas loss of $1,266,981 for YTD-2005, compared to a net income of $187,782 for YTD-2004. Revenue was up 63% due to increased product prices and production levels, while operating costs were up 46%. Overall production expenses were up by 394% due primarily to an increase of $405,500 in amortization and depletion expense and a write down of oil and gas properties of $1,400,000 in YTD-2005.

Real estate

The net rental loss for YTD-2005 was $55,112, an increase of $41,988 over YTD-2004. While the rental revenue actually increased by $5,859 and operating costs were reduced by $28,450, there was an increase in loan interest charges of $76,485 that caused a higher net rental loss instead of a net rental income. The increase in loan interest charges was due to the IMOR Capital Corp. loan of $1,500,000 that was acquired during YTD-2005.

Head office - general and administrative expenses

General and administrative costs for YTD-2005 were $271,926 higher than YTD-2004. There were increases of $55,370 in administrative, office services and premises expenses, $100,297 in consulting and management fees, $62,423 in professional fees, $95,427 in finance fees on debt and $59,894 in shareholder information costs. The increase in finance fees on debt is mostly due to the financing fees related to an original loan of $1,000,000 from IMOR Capital Corp. which was then increased to an amount of $1,500,000. The increase in administrative costs were due to increased travel costs associated with exploring new business opportunities, new quarterly directors fees for those directors not earning other forms of compensation from the Company and a higher percentage of the cost sharing agreement with a company providing administrative services being implemented midway through the year. The increase in consulting and management fees is due to $100,000 bonuses to directors and the hiring of Lindsay Gorrill as President in the fourth quarter of 2005. The increase in professional fees was due to legal and accounting efforts to meet 2003 and 2004 Form 20-F filing requirements with the Securities Exchange Commission. Shareholder information costs increased due to efforts to increase company awareness which included an agreement with an investor relations firm that cost $5,000 per month. The investor relations agreement was terminated before the year end. Components of administrative, office services and premises costs also increase as a result of the Company increasing its business activities, infrastructure and company awareness. Although stock-based compensation expense was an amount of $173,538 in 2005, it experienced a decrease of $100,255 from the previous year.

Loss for the period

Loss before income taxes for the twelve months ended December 31, 2005 was $2,506,164 compared with 729,034 for the twelve months ended December 31, 2004, an increase of $1,777,130. The increase in the loss for the respective periods is due to the reasons discussed above and most particularly the write-down to oil and gas properties.

In addition to the above discussion the Company recognized a recovery of future income taxes related to the renunciation in 2005 of its 2004 flow through shares. This resulted in a recovery of future income taxes of $583,706.

Summary of Quarterly Results

	2005	2005	2005	2005	2004	2004	2004	2004
Period Ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
	$	$	$	$	$	$	$	$
Net income (loss) before general and administration expense	1,029,756	91,641	77,697	170,188	(71,330)	80,922	73,149	91,917
Loss for the period	(1,381,456)	(187,373)	(231,260)	(122,368)	(471,083)	(160,799)	(77,885)	(19,267)
Basic loss per Share	(0.14)	(0.02)	(0.02)	(0.01)	(0.07)	(0.02)	(0.01)	(0.00)
Diluted loss per Share	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Liquidity

At December 31, 2005 the Company had current assets of approximately $2,301,005 of which $2,173,537 was comprised of cash and accounts receivable, offset by accounts payable and accrued liabilities of $353,363. Current assets were used to pay down accounts payable and accrued liabilities by $1,169,182 and further investment in oil and gas properties and equipment by $2,615,351 in fiscal 2005.

Total working capital deficiency at December 31, 2005 is $99,421, compared with a working capital deficiency of approximately $1,039,862 at December 31, 2004.

Total working capital deficiency includes a bank demand loan of $322,146 a short term bank loan of $100,000 due January 3, 2006 and a loan of $1,500,000 to IMOR Capital Corp. that will be due September 1, 2006. The Company’s present arrangements with the lender of the bank demand loan call for monthly payments of $11,900. The short term bank loan was repaid as per the agreement subsequent to year end. Management does not anticipate any material change to the repayment arrangements to this lender. The IMOR loan agreement calls for monthly interest only payments of $13,750 for one year upon which the balance is due. The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $nil has been drawn against at this date.

Other than the second loan agreement, there have been no material changes in the Company’s contractual obligations since its latest fiscal year end, December 31, 2004.

Capital Resources

The Company plans to continue its participation in the two projects discussed above. The Company expects to finance expenditures on these projects through private placements, existing production revenue and a farm out of a portion of its property interests (if required). In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

An amount of $3,454 (2004: $Nil) is due from a public company with common management and a common director.

Amounts due to related parties include $9,341 (2004 - $nil) to Directors of the Company for Directors fees and expense reimbursements, $90,000 to Directors as a bonus, $5,807 (2004 - $nil) to the President of the Company and $19,769 (2004 - $nil) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

Management and consulting fees totaling $320,392 were paid to Directors and their private companies in 2005 (2004: $193,257).

During the year, current and or former Directors and or Officers exercised 217,500 options for total proceeds of $78,900 (2004: 320,000 options for total proceeds of $126,800). In addition, current and or former Directors and Officers subscribed for 25,000 shares of the Company for total proceeds of $22,500 (2004: 476,000 shares of the Company for total proceeds of $476,000).

Consulting fees totaling $96,000 were paid to a former Director and his spouse in 2005 (2004: $96,000).

Administrative services, office supplies and accounting charges totaling $121,303 were paid to a private company owned by public companies having common Directors (2004: $79,200).

A debt financing fee of $29,000 was paid to a director (2004 - nil). This balance is included in the $320,392 noted above.

Disclosure of Management Compensation

During the year, $41,393 was paid to the President for his service as director and officer of the Company, $100,000 was paid to the C.E.O. for his service as director and officer of the Company, $60,000 was paid to the V.P. Finance for his service as director and officer of the Company, $90,000 was paid to the V.P. Operations for his service as director and officer of the Company, and $10,588 was paid to the Secretary for his service as an officer of the Company.

Changes in Accounting Policies

None.

Outstanding Share Data

The Company’s authorized share capital consists of unlimited common shares without par value of which 14,184,955 are issued and outstanding.

Summary of management incentive options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.52	September 19, 2008	580,500
$0.57	September 19, 2008	150,000
$0.74	September 19, 2008	21,000
$0.81	October 19, 2009	200,000
$0.77	October 29, 2009	37,500
$0.90	December 23, 2010	645,000

Summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$1.25	November 10, 2006	241,110
$1.50	November 10, 2006	553,750
$1.25	November 30, 2006	129,000
$1.50	November 30, 2006	319,500
$1.36	December 10, 2006	45,872
$1.25	December 28, 2007	636,000

Subsequent Event

On March 23, 2006 the Company announced that it has commenced trading on the Frankfurt Stock Exchange under the symbol W8O and WKN 871666.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

BERKLEY RESOURCES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

Canadian Funds

Report of Independent Registered Public Accounting Firm

To the Shareholders of Berkley Resources Inc.:

We have audited the accompanying balance sheets of Berkley Resources Inc. (the “Company”) as at December 31, 2005 and 2004 and the related statements of operations, deficit, and cash flows for each of the years ended 31 December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years ended December 31, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

The comparative figures for the year ended December 31, 2003 are based on financial statements audited by another auditor who expressed an unqualified opinion in his report dated March 31, 2004.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 10, 2006	CHARTERED ACCOUNTANTS

BERKLEY RESOURCES INC.
BALANCE SHEETS
December 31, 2005 and 2004
	2005	2004
ASSETS

Current Assets
Restricted cash (Note 5)	$1,894,681	$712,678
Accounts receivable	278,856	145,422
Taxes recoverable	22,325	31,079
Prepaid expenses	101,689	17,500
Due from related parties (Note 13a)	3,454	22,060
	2,301,005	928,739

Prepaid oil and gas costs	295,350	376,693

Oil and gas properties and equipment (Note 6)	3,939,531	3,389,679

Rental property (Note 7)	2,049,015	2,061,915

Other property plant and equipment (Note 8)	6,449	2,320
	$8,591,350	$6,759,346

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$353,363	$1,522,545
Bank loans (Note 9)	1,922,146	446,056
Due to related parties (Note 13b)	124,917	-
	2,400,426	1,968,601

Site restoration liabilities (Note 3e)	85,439	43,030
	2,485,865	2,011,631

Continued Operations (Note 1)

SHAREHOLDERS' EQUITY

Share Capital (Note 10)	8,762,671	5,734,921
Contributed Surplus (Note 11)	589,036	336,558
Deficit	(3,246,222)	(1,323,764)
	6,105,485	4,747,715
	$8,591,350	$6,759,346

Approved by the Directors:

“Matt Wayrynen”	Director	“Lindsay Gorrill”	Director

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31

	2005	2004	2003

OIL AND GAS REVENUE	$1,408,858	$866,811	$606,133

Oil and gas production expenses
Operating costs	608,045	416,254	243,717
Amortization and depletion	665,500	260,000	79,500
Write-down of oil and gas properties	1,400,000	-	-
Accretion of site restoration liabilities	2,294	2,775	4,769
	2,675,839	679,029	327,986

OIL AND GAS INCOME (LOSS)	(1,266,981)	187,782	278,147

RENTAL REVENUE	238,466	232,607	238,599

Rental operations expenses
Operating costs	180,779	209,229	198,596
Interest on bank loan	99,532	23,047	26,272
Amortization	13,267	13,455	14,016

	293,578	245,731	238,884

NET RENTAL LOSS	(55,112)	(13,124)	(285)

GENERAL AND ADMINISTRATIVE EXPENSES
Consulting and management fees	410,567	310,270	252,027
Administrative, office services and premises	244,233	188,863	142,190
Stock based compensation	173,538	273,793	2,390
Professional fees	163,544	101,121	54,342
Finance fees on debt	95,427	-	-
Shareholder information	69,717	9,823	11,032
Filing and transfer agent fees	17,130	19,413	12,176
Amortization	1,462	409	20,354
	(1,175,618)	(903,692)	(494,511)

OTHER INCOME (EXPENSES)
Computer software written off	-	-	(54,988)
Interest expense	(10,487)	-	(7,288)
Interest and other income	2,034	-	23,469
	(1,184,071)	(903,692)	(533,795)

LOSS BEFORE INCOME TAXES	(2,506,164)	(729,034)	(255,456)
Recovery of future income taxes (Note 12b)	583,706	-	-
LOSS FOR THE YEAR	$(1,922,458)	$(729,034)	$(255,456)

LOSS PER SHARE	$(0.20)	$(0.10)	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	9,849,082	7,175,945	6,797,184

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF DEFICIT
For the Years Ended December 31

	2005	2004	2003

DEFICIT, beginning of period	$(1,323,764)	$(563,849)	$(308,393)

RETROACTIVE ADJUSTMENT
Stock based compensation (Note 4)	-	(30,881)	-

DEFICIT, restated, beginning of period	(1,323,764)	(594,730)	(308,393)

Loss for the year	(1,922,458)	(729,034)	(255,456)

DEFICIT, end of year	$(3,246,222)	$(1,323,764)	$(563,849)

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31

CASH PROVIDED BY (USED IN):	2005	2004	2003

OPERATING ACTIVITIES
Loss for the year	$(1,922,458)	$(729,034)	$(255,456)
Items not requiring cash in the year:
Accretion of site restoration liability	2,294	2,775	4,769
Amortization and depletion	680,229	273,864	113,870
Write-down of oil and gas properties	1,400,000	-	-
Recovery of future income taxes	(583,706)	-	-
Computer software written off	-	-	54,988
Stock based compensation	173,538	273,793	2,390
	(250,103)	(178,602)	(79,439)
Net change in non-cash working capital balances:
Accounts receivable	(133,434)	(45,419)	11,155
Taxes recoverable	8,754	13,413	(40,370)
Prepaid expenses	(9,189)	11,649	(2,527)
Due from related parties	18,606	-	(12,060)
Computer software held for resale	-	-	(4,008)
Accounts payable and accrued liabilities	1,833	42,419	92,195
Due to related parties	124,917	-	-
	(238,616)	(156,540)	(35,054)

INVESTING ACTIVITIES
Prepaid oil and gas costs	81,343	(376,693)	-
Proceeds on disposal of oil and gas property	112,500	-	-
Oil and gas properties and equipment, net	(3,859,162)	(1,301,715)	(612,357)
Other property, plant and equipment	(5,548)	(2,728)	-
	(3,670,867)	(1,681,136)	(612,357)

FINANCING ACTIVITIES
Bank and other loans received	1,870,000	-	-
Bank and other loans repaid	(393,910)	(119,753)	(109,424)
Issuance of common shares and warrants	3,615,396	2,434,882	5,100
	5,091,486	2,315,129	(104,324)

Increase (Decrease) in Cash	1,182,003	477,453	(751,735)
Cash, Beginning of Year	712,678	235,225	986,960
Cash, End of Year	$1,894,681	$712,678	$235,225

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES
Shares issued for services - prepaid	$75,000	$-	$-
Recovery of future income taxes	$583,706	$-	$-
Site reclamation accrued (recovery)	$40,115	$(96,247)	$-
Stock option compensation	$173,538	$273,793	$2,390
Accounts payable - Oil and gas properties	$251,814	$1,423,239	$88,419

SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURE
Interest on long-term debt	$99,532	$23,047	$26,272

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

1.	Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and as at December 31, 2005 the Company does not have sufficient financial resources to meet its flow through expenditure requirements in 2006 (Note 5). As at 31 December 2005, the Company had working capital deficit $99,421 (2004 - $1,039,862).

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital through the issuance of treasury shares or debt and achieve profitable operations in the future.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, reported revenues and expenses, and the balance sheet classifications used.

2.	Nature of Operations

Berkley Resources Inc. (“the Company or Berkley”) was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986. The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada. The Company also rents commercial office space in a building it owns in Vancouver, Canada.

3.	Significant Accounting Policies

a)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which do not materially differ from accounting principles generally accepted in the United States, except as disclosed in Note 16.

Certain comparative balances have been reclassified to conform with current year accounting policies and financial statement presentation.

b)    Currency

All amounts in these financial statements are expressed in Canadian dollars.

c)    Revenue recognition

Revenue associated with the sale of crude oil, natural gas and liquids represent the sales value of the Company’s share of petroleum production during the year received from third party purchasers on delivery. Differences between production and amounts delivered and sold are not significant.

Rental revenue is recognized on a monthly basis under the terms of lease agreements with tenants.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

3.	Significant Accounting Policies - Continued

d)    Oil and gas properties and equipment

Berkley follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized. The Company does not capitalize interest or administrative expenses.

Capitalized costs of proven reserves and equipment are depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties.

Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the relevant cost centre unless this results in a change of 20% or more in the depletion rate. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the appropriate cost centre and the resultant profit or loss taken into income.

In accordance with guidelines published by the Canadian Institute of Chartered Accountants, the company applies an annual “ceiling test” by cost centre to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves (based on commodity prices in effect at the financial statement date and current operating costs) plus unproven reserves at cost less provisions for impairment. The aggregate future value for all cost centres is further reduced for recurring general and administrative costs, future financing costs and income taxes. Capitalized costs in excess of this ceiling test limit are written off as additional depletion. For presentation purposes, the Company refers to the additional depletion as a write-down of oil and gas properties.

Substantially all of the Company’s oil and gas interests are conducted jointly with others. The financial statements reflect only the Company’s share of assets, liabilities, and operations. As at 31 December 2005, the Company does not operate any of its oil and gas interests.

e)	Site restoration liability

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on January 1, 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of the environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

The following table sets out the activity for the Company’s site restoration liabilities for the years ending December 31, 2005 and 2004:

	2005	2004
Opening balance	$43,030	$136,502
Accretion	2,294	2,775
Additions	40,115	22,915
Reduction due to disposal	-	(119,162)
	$85,439	$43,030

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

3.	Significant Accounting Policies - Continued

f)	Rental property and other capital assets

Land and building are recorded at cost, net of accumulated amortization on the building. The cost of the building is amortized over its estimated useful life, currently at the rate of 4% per annum by the declining balance method.

Other capital assets consist of computer equipment, furniture and equipment and is amortized at the rate of 30% per annum by the declining balance method.

g)	Financial instruments

The Company’s financial instruments include restricted cash, accounts receivable, taxes recoverable, due from and to related parties, accounts payable and accrued liabilities, and bank loans. The carrying values of these financial instruments approximate their fair values. The Company is not exposed to significant credit or currency risk on its financial instruments, however it is exposed to interest risk on its bank loan.

h)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of useful lives of oil and gas properties and equipment and the rental property for purposes of calculating amortization and depletion.

i)	Stock based compensation plan

Compensation expense is recorded for the estimated fair value of stock options granted. The estimated fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital (Note 10a).

j)	Loss per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k)	Income taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices and the time they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

3.	Significant Accounting Policies - Continued

l)	Share Capital

i)	The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

All costs related to issuances of share capital will be charged against the proceeds received from the related share capital.

m)	Flow-Through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

4.	Accounting Changes

a)
Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees. In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense. In 2003, the Company did not account for stock based compensation when stock options were granted to employees and directors; however, it disclosed the pro forma effect of the stock based compensation on its financial results. In 2004, the Company adopted the fair value based method of accounting for stock based compensation, as described in Note 3i. This change has been applied retroactively; however, the financial statements for 2003 have not been restated. Rather, the opening retained earnings for 2004 has been adjusted to reflect the impact of the new accounting policy on the 2003 year. This accounting treatment is in keeping with Canadian generally accepted accounting principles. The effect of this change was to increase the deficit at January 1, 2004 by $30,881 to $594,730.

b)	Variable Interest Entities - Change in Accounting Policy

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities”, to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.” The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them. The Guideline is effective for annual and interim periods beginning on or after November 1, 2004, and upon adoption, will not materially impact the Company’s results of operations and financial position. The Guideline is effective January 1, 2005 for the Company.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	Accounting Changes - Continued

c)
Effective January 1, 2004, the Company adopted, on a prospective basis, the recommendations of Emerging Issues Committee - 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding decrease to shareholders equity on the date the company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses. This policy has no impact on the December 31, 2004 financial statements. The Company will recognize the tax liability and the decrease in shareholders equity associated with the 2004 flow through shares in fiscal 2005, as this is the period when the company renounced the expenditures for tax purposes.

5.	Restricted Cash

In December 2005, the Company raised $3,266,980 in a flow-through private placement. The entire amount of the proceeds is restricted to use for qualifying Canadian exploration expenditures. As at 31 December 2005, the Company had spent $197,200 of the required flow through expenditures of $3,266,980. Management expects that the remaining $3,069,780 will be spent in 2006. As at 31 December 2005, the Company has $1,894,681 to complete its remaining flow through expenditures of $3,069,780. As at 31 December 2005, the Company has a short fall of $1,175,099 in flow through funds.

6.	Oil and Gas Properties and Equipment

	2005	2004
Oil and gas properties and equipment, cost	$9,249,158	$6,633,806

Less: Accumulated amortization and depletion	(3,909,627)	(3,244,127)
Write-down of oil and gas properties	(1,400,000)	-

	$3,939,531	$3,389,679

Oil and gas properties and equipment includes the cost of unproven properties of approximately $330,228 (2004 - $188,918) which are currently not subject to depletion. The Company expects to finance additional expenditures through private placements, existing production revenue, and/or additional debt. In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

During the year ended December 31, 2005, five property areas produced 87% (2004 - 76%) of the total oil and gas revenue. There is no guarantee that this revenue will continue in future periods. In addition, $465,401 of 2005 revenue (2004 - nil) came from a well that was abandoned in fiscal 2005 and is unlikely to produce any future revenue.

7.	Rental Property

	2005	2004
Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(137,631)	(124,731)
	310,021	322,921
Land, at cost	1,738,994	1,738,994
	$2,049,015	$2,061,915

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

8.	Other Property, Plant and Equipment

	Cost	Accumulated Amortization	Net 2005	Net 2004
Computer equipment	$27,949	$(24,143)	$3,806	$2,319
Furniture and fixtures	8,521	(5,879)	2,642	-
Truck	39,040	(39,039)	1	1
	$75,510	$(69,061)	$6,449	$2,320

9.	Bank Loans

	2005	2004
Canadian Imperial Bank of Commerce	$322,146	$446,056
Canadian Imperial Bank of Commerce	100,000	-
IMOR Capital Corp.	1,500,000	-
	$1,922,146	$446,056

The bank loan of $322,146 payable to the Canadian Imperial Bank of Commerce (“CIBC”) bears interest at prime plus 0.50% per annum, is due on demand, and is secured by a first mortgage in the amount of $1,304,000 over the Company’s rental property (Note 7) and an assignment of rents and insurance. Also, two directors have supplied guarantees of $150,000 each. The Company is currently making monthly payments of $11,900 towards interest and reduction of principal.

The bank loan of $100,000 payable to the Canadian Imperial Bank of Commerce (“CIBC”) bears interest at prime plus 1.00% per annum, is due on January 3, 2006, and is unsecured. The $100,000 was repaid subsequent to year-end.

The bank loan payable to IMOR Capital Corp (“IMOR”) bears interest at prime plus 6.75% per annum (minimum 11% per annum) with monthly interest only payments of $13,750 and is secured by a second mortgage over the Company’s real estate and an assignment of rents and a general security agreement. The balance is due September 1, 2006. The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum. As at December 31, 2005, there was a $nil balance outstanding with regard to the credit line.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

10.	Share Capital

a)	Authorized:

Unlimited common shares, without par value

	2005		2004
Issued and fully paid:	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	9,681,977	$5,734,921	6,810,934	$3,254,426
Issued in the year for cash:
Pursuant to private placements:
- flow-through	3,629,978	3,266,980	1,726,500	1,726,500
- non-flow-through for cash (Note 11i)	536,000	402,000	811,543	819,800
- non-flow-through for services (Note 11i)	100,000	75,000	-	-
Exercise of stock options	237,000	89,010	333,000	134,220
Less share issuance costs	-	(237,994)	-	(245,638)
Future income taxes on renouncement of resource property expenditures (Note 4b)	-	(583,706)	-	-
Add contributed surplus on exercise of stock options (Note 11)	-	16,460	-	45,613
Balance, end of year	14,184,955	$8,762,671	9,681,977	$5,734,921

b)	Warrants

	2005		2004
	Number of Shares Subject to Warrants	Exercise price range	Number of Shares Subject to Warrants	Exercise price range
Outstanding, beginning of year	1,289,232	$1.10/$1.50	-	$-
Granted	636,000	$1.25	1,289,232	$1.10/$1.50
Outstanding, end of year	1,925,232	$1.25/$1.50	1,289,232	$1.10/$1.50

At December 31, 2005, the following share purchase warrants were outstanding:

Number of		Exercise price
warrants	Expiry date	Range

241,110	November 10, 2006	$1.25
553,750	November 10, 2006	$1.50
129,000	November 30, 2006	$1.25
319,500	November 30, 2006	$1.50
45,872	December 10, 2006	$1.36
636,000	December 28, 2007	$1.25

1,925,232

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

10.	Share Capital - Continued

c)	Management incentive options

The Company has adopted a 2004 Stock Option Plan (“the Plan”) which provides for the granting of options to acquire up to 1,939,000 shares. The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company. All options granted are to be with the allowable discount off market price and the term of the options granted is not to exceed five years. Options granted under the plan vest as follows:

i)	20% during the first six months after the date of the grant;
ii)	20% at the end of nine months after the date of grant;
iii)	20% at the end of the twelve months after the date of grant;
iv)	20% at the end of the fifteen months after the date of grant;
v)	20% at the end of the eighteen months after the date of grant.

	2005		2004
	Number of Shares Subject to Options	Weighted average exercise price per share	Number of Shares Subject to Options	Weighted average exercise price per share
Balance outstanding, beginning of year	1,226,000	$0.57	1,302,500	$0.49
Activity in the year
Granted	645,000	$0.90	287,500	$0.79
Exercised	(237,000)	$0.38	(333,000)	$0.40
Cancelled	-	-	(31,000)	$0.64
Lapsed	-	-	-	-
Balance outstanding, end of year	1,634,000	$0.72	1,226,000	$0.57

Vested ,end of year	902,900	$0.58	808,347	$0.49

The weighted average grant date fair value of options granted in 2005 was $0.90 per share (2004: $0.79).

A summary of management incentive options outstanding is as follows:

		2005	2004
Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options at December 31
$0.34	April 25, 2005	-	197,500
$0.52	September 19, 2008	580,500	614,000
$0.57	September 19, 2008	150,000	150,000
$0.74	September 19, 2008	21,000	27,000
$0.81	October 19, 2009	200,000	200,000
$0.77	October 29, 2009	37,500	37,000
$0.90	December 23, 2010	645,000	-
		1,634,000	1,225,500

The fair value of the stock options granted were determined on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Risk free interest rate	3.83%	3.82%
Weighted average life	3 years	3 years
Volatility factor	58.19%	62.87%
Dividend yield	0%	0%

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

10.	Share Capital - Continued

c)	Management incentive options - Continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

11.	Contributed Surplus

	2005	2004
Balance, beginning of year	$336,558	$77,390
Retroactive adjustment- Stock-based compensation (Note 4a)	-	30,988
Stock-based compensation on issue of options	173,538	273,793
Value of warrants (i)	95,400	-
Exercise of stock options (Note 10a)	(16,460)	(45,613)
	$589,036	$336,558

(i)
During the year the company issued 636,000 units at $0.90 per unit for total proceeds of $572,400 with each unit consisting of one common share of the company and one warrant exercisable for two years at $1.25 per warrant. Management determined that $0.15 of the $0.90 unit price was applicable to the warrant, therefore $95,400 of total proceeds was been reflected in contributed surplus. Should these warrants be exercised the applicable amount of contributed surplus will be transferred to share capital

12.	Income Taxes

a)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2005	2004	2003
Net income (loss) for the year	$(1,922,458)	$(729,034)	$(255,456)
Add:
Stock-based compensation	173,538	273,864	2,390
Amortization	14,729	13,864	34,370
Depletion	665,500	260,000	79,500
Write-down of oil and gas properties	1,400,000	-	-
Non-deductible expenses	13,696	10,921	-
Crown royalty adjustment	48,903	48,903	59,231
Accretion of site restoration costs	2,294	2,775	4,769
Less:
Share issuance costs	(96,727)	(49,128)	-
Resource allowance	(96,705)	(96,705)	(13,475)
Future income tax recovery	(583,706)	-	-
Capital cost allowance	-	-	(18,930)
Net income (loss) for tax purposes	(380,936)	(264,540)	(52,613)
Tax rate	34%	34%	34%
	(129,518)	(89,944)	(17,888)
Valuation allowance	129,518	89,944	17,888
	$-	$-	$-

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

12.	Income Taxes - Continued

b)	The components of the future income tax asset (liability) balances for the years ended December 31, are as follows:

Future income tax assets	2005	2004	2003

Non-capital losses	$770,849	$387,619	$123,079
Share issuance costs	337,777	196,510	-
Rental property and equipment tax value in excess of book value	302,419	283,928	267,726
Oil and gas properties tax value in excess of book value	2,885,811	820,310	560,310
	4,296,856	1,688,367	951,115
Tax rate	34%	34%	34%
	1,460,931	574,045	323,379
Future income tax liability on renunciation of flow-through expenses	(583,706)	-	-
Allowance	(877,225)	(574,045)	(323,379)
Future income tax asset (liability)	$-	$-	$-

Future income tax assets are recorded when it is more likely then not, that they will be recovered in future periods. A full valuation allowance has been taken on the future income tax assets as this criteria has not been met.

c)	The Company has non-capital losses which may be applied to reduce future years' taxable income. At December 31, 2005, these losses expire as follows:

2008	$11,782
2009	58,684
2010	52,613
2014	264,540
2015	383,230
$770,849

d)	Canadian development and exploration expenditures

As at December 31, 2005, the Company had $5,108,560 (2004 - $4,209,989) of unused Canadian exploration and development expenses available to offset future taxable income of the Company. The tax benefit of these expenses carry forward indefinitely.

e)	Flow-through shares

In 2005, the Company issued flow-through shares in the amount of $3,266,980 (2004 - $1,726,500), excluding share issue costs, to finance eligible Canadian exploration expenditures. The resource expenditure deductions for income tax purposes related to exploration activities are renounced to investors in accordance with income tax legislation, and as a result tax deductibility of these costs are not available to the Company.

As at December 31, 2005 the subscription value of the flow-through shares of $3,266,980 had not yet been renounced to the shareholders, and $3,069,780 of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December  31, 2006. Subsequent to the year-end, the Company renounced the $3,266,980 (2004 - $1,726,500) to the flow-through shareholders under the CRA look book rules (Note 5).

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

13.	Related Party Transactions

a)	Due from related party balance of $3,454 (2004: $Nil) is due from a public company with common management and a common director.

b)
Due to related parties consists of $9,341 (2004 - $nil) due to Directors of the Company for Directors fees and expense reimbursements, $90,000 due to Directors as a bonus, $5,807 (2004 - $nil) to the President of the Company and $19,769 (2004 - $nil) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

c)	Management and consulting fees totalling $291,392 were paid to Directors and their private companies in 2005 (2004: $193,257).

d)
During the year, current and/or former Directors and/or Officers exercised 217,500 options for total proceeds of $78,900 (2004: 320,000 options for total proceeds of $126,800). In addition, current and/or former Directors and Officers subscribed for 25,000 shares of the Company for total proceeds of $22,500 (2004: 476,000 shares of the Company for total proceeds of $476,000).

e)	Consulting fees totalling $96,000 were paid to a former Director and his spouse in 2005 (2004: $96,000).

f)	Administrative services, office supplies and accounting charges totalling $121,303 were paid to a private company owned by public companies having common Directors (2004: $79,200).

g)	A debt financing fee of $29,000 was paid to a director in 2005 (2004 - $nil).

14.	Commitments

a)	Under the terms of Consulting Agreements with a former Director and his spouse, the Company is required to pay management fees of $96,000 in fiscal 2006.

b)
On February 15, 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a monthly retainer of $6,000 per month and 5% and 3% of gross proceeds on any equity or debt financing sourced by the consultant respectively. The agreement terminates on 15 July 2006.

15.	Segment Disclosure

The Company operates in two segments - oil and gas and real estate rental. Operating results by segment are reported in the statement of operations. Total assets and capital expenditures by operating segment are as follows:
	2005	2004
Assets by operating segment
Oil and gas	$4,543,675	$4,520,389
Real estate	2,071,124	2,010,262

Assets not allocated
Head office	1,976,551	228,695
	$8,591,350	$6,759,346

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

	2005	2004
Capital expenditures by segment
Oil and gas	$2,125	$-
Head office	3,423	2,728
	$5,548	$2,728

All of the Company’s operations are in Canada. Rental revenue of $6,000 (2004: $6,000) has been eliminated on consolidation representing the rental of office premises by the corporate head office.

16.	Differences Between Canadian and United States Generally Accepted Accounting Policies

The financial statements of Berkley have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). The material differences between Canadian and US GAAP and their effect on Berkley’s financial statements are summarized below:

Statement of Operations	2005	2004	2003

Loss for the year under Canadian GAAP	$(1,922,458)	$(729,034)	$(255.456)
Additional impairment of oil and gas properties under US GAAP (a)	(600,000)	-	-
Remove tax impact on renouncement of 2004 flow-through shares	(583,706)	-	-
Loss for the year under US GAAP	$(3,106,164)	$(729,034)	$(255,456)
Loss per share under US GAAP	$(0.32)	$(0.10)	$(0.04)

Statement of Cash Flows	2005	2004	2003

Increase (decrease) in cash for the year under Canadian GAAP	$1,182,003	$477,453	$(751,735)
Decrease (increase) in marketable securities (c)	-	-	950,730
Increase (decrease) in cash during the year under US GAAP	$1,182,003	$477,453	$198,995

	2005		2004
Balance Sheets	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Oil and gas properties (a)	$3,939,531	$3,437,331	$3,389,679	$3,487,479
Other liabilities (j)	-	(544,496)	-	-
Share capital (e)	8,762,671	8,801,881	5,734,921	5,734,921
Contributed surplus	589,036	589,036	336,558	336,558
Deficit	(3,246,222)	(4,332,128)	(1,323,764)	(1,225,964)
	$6,105,485	$5,058,789	$4,747,715	$4,845,515

a)
Under US GAAP the ceiling test for impairment used in connection with the full cost method of accounting for oil and gas operations requires the discounting of future net operating revenues by 10%, but without taking into account provisions for future administrative costs. Under Canadian GAAP, the ceiling test is based on undiscounted future net operating revenues, but does require taking into account future administrative costs. As at December 31, 2005, the application of the US GAAP ceiling test resulted in an additional impairment to the oil and gas properties of $600,000. In addition, the cumulative difference between Canadian and US GAAP since inception of oil and gas operations to December 31, 2005 is that additional depletion of $97,800 has been recorded under Canadian GAAP.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

b)
During 2004, the Company adopted the fair value based method of accounting under Canadian GAAP for stock based compensation, as described in Notes 2i and 4a, with retroactive application with restatement of the prior year’s statement of operations. Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, issued by the United States Financial Accounting Standards Board (“FASB”) provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation. For US GAAP purposes, the Company has adopted SFAS No. 123 and its amendment SFAS No. 123R, prospectively as of January 1, 2003. As a result, the stock option compensation expense recognized in 2005 is not materially different between US and Canadian GAAP.

c)	Under US GAAP, banker’s acceptances and treasury bills held at December 31, 2003 would have been classified as marketable securities rather than cash.

d)	Pro-forma disclosure of asset retirement obligations

SFAS 143 “Accounting for Asset Retirement Obligations” requires the recognition of the estimated fair value of asset retirement obligations as a liability commencing for all fiscal years beginning after June 15, 2002. The Company has adopted CICA Handbook Section 3110, which is in all material respects the same as FASB 143, effective January 1, 2003. Accordingly, there were no material differences between Canadian GAAP and US GAAP in respect of the accounting for asset retirement obligations.

e)
Under Canadian GAAP, the future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2005, 2004 and 2003.

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using a method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital. At the time the expenditures are renounced for tax purposes, the tax effect of the expenditures is debited to share capital and a related future tax liability is created. This liability may be subsequently removed with tax assets. For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made and renounced. There was no premium on the flow-through shares issued for 2004, however a premium was received for the 2005 flow-through offering.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the balance sheet dates are considered to be restricted and are not considered cash or cash equivalents under US GAAP. At December 31, 2005, unexpended flow-through funds were $3,069,780 (2004 - $897,000) (Note 5).

f)
In May 2003, the FASB issued Statement No. 150 (“SFAS No. 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and the adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

g)
In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

h)
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements - an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

i)
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

j)
Under United States GAAP SFAS 109, if flow-through shares are sold at a premium, the premium is recorded as a liability. If flow-through shares are sold at a discount, the discount is recorded as an asset. As restricted cash is spent, the premium or discount is recognized as income or expense, respectively.

The fiscal 2004 flow-through shares were sold at market, therefore, there was neither a premium or discount. The December 2005 flow-through shares were priced at $0.90 and the fair market of the Company’s shares was $0.75.

Premium on flow-through share issuance is as follows:

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

3,629,978 flow-through shares at $0.90	$3,266,980
3,629,978 flow-through shares at $0.75	2,722,484
Discount on flow-through shares	$544,496

17.	Subsequent Event

On March 23, 2006 the Company announced that it has commenced trading on the Frankfurt Stock Exchange under the symbol W8O and WKN 871666.

BERKLEY RESOURCES CORPORATE INFORMATION

Shares Traded
TSX Venture Exchange
Symbol: BKS.V
United States
Symbol: BRKDF.PK
Frankfurt/Berlin-Bremen
Symbol: WKN 871666

Head Office
Suite 400, 455 Granville Street
Vancouver, British Columbia
Canada V6C 1T1
Tel: (604) 682-3701
Fax: (604) 682-3600

Website: www.berkleyresources.com
E-mail: ir@berkleyresources.com

Calgary Office
Suite 1725, 717-7th Avenue, SW
Calgary, Alberta T2P 0Z3
Tel: (403) 237-6211
Fax: (403) 263-1773
E-mail: ir@berkleyresources.com

Officers & Directors
Lloyd Andrews, Chairman & Director
Matt Wayrynen, Executive Chairman, C.E.O and Director
Lindsay E. Gorrill, President, C.O.O. and Director
David Wolfin, VP Finance and Director
Jim O’Byrne, VP Operations and Director
Ronald Andrews, VP Human Relations and Director
Louis Wolfin, Director
Phillip Piffer, Director
Connie Lillico, Secretary

Auditors
Staley, Okada & Partners
Chartered Accountants
Suite 400, 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel: (604) 694-6070

Investor Relations
Lindsay Gorrill, President & C.O.O.
e-mail: leg333@adelphia.net
Tel: (208) 755-6989

Advisory Committee
Hon. Edward M. Lawson
Dennis R. Goruk
Kjeld Werbes
Ronald Andrews

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor
Vancouver, British Columbia V6C 3B9
Tel: (604) 661-9400

Legal Counsel
Salley Bowes Harwardt
Suite 1750, 1185 West Georgia Street
Vancouver, BC V6E 4E6
(604) 688-0788